October 20, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Karen Ubell

RE:

Bazi International, Inc.

Registration Statement on Form S-1

Filed August 31, 2010

File No. 333-169130

Dear Ms Ubell:

We thank you for your comment letter dated September 21, 2010 (the “Comment Letter”) addressed to Bazi International, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 of the Company, filed August 31, 2010 (the “Registration Statement”).  As discussed with the Staff, we are responding to Comments 1 and 9 in order to expedite review and discussion of those matters.  Below is the text of Comment 1 and 9 in bold, with the Company’s responses immediately following each comment.

The Company sold an additional $84,500 in aggregate principal amount of 10% Senior Secured Convertible Notes (the “Convertible Notes”) on October 1, 2010 in the closing of the over-allotment option with respect to the offering discussed below.  The Company will include the requisite disclosures regarding the Over-Allotment Closing (as defined below) in future amendments to the Registration Statement, and disclosure regarding the Over-Allotment Closing is provided in the text below.  In order to avoid confusion, we have not added discussion of this closing to the tables provided below.

FORM S-l

General

1.

We note that you are registering the resale of 26,858,500 shares, of which 24,358,500 represent shares underlying convertible notes, Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•

The number of selling stockholders and the percentage of the overall offering made by each of the selling stockholders;

•

The date on which and the manner in which the selling stockholders received the shares and/or the overlying securities;

•

The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•

Any relationships among the selling stockholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from each selling stockholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholder and/or its affiliates in fees or other payments;

•

The discount at which the selling stockholders will purchase the common stock underlying the convertible notes upon conversion or exercise; and

•

Whether or not the selling stockholders are in the business of buying and selling securities.

The Company believes that the sale of the securities registered on the Registration Statement by and on behalf of the selling stockholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company.  Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Registration Statement has been filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

Provided below is a summary of the relevant facts related to the Offering and the registration of shares of the common stock of the Company, $0.001 par value per shares (“Common Stock”) under the Registration Statement.   Applying the specific facts of the Offering and the registration of shares of Common Stock issuable or potentially issuable under the Convertible Notes to the seven factors that you identify, we respectfully submit that, given the totality of the circumstances, the registration of the shares included in the Registration Statement complies with the requirements of Rule 415(a)(1)(i).

Background.

On December 23, 2009, the Company entered into an Investment Banking Agreement (the “IB Agreement”) with John Thomas Financial, Inc. (“JTF”) under which JTF would serve as the exclusive investment banker for the Company in connection with potential capital raising transactions and would serve as placement agent with respect to the offering of up to $2,000,000 in Convertible Notes (with an over-allotment option of up to $1,000,000) (the “Offering”).  The basic terms of the Offering, including the conversion price and the terms of the Convertible Notes were agreed to in the IB Agreement.  On December 23, 2009, the closing price of the Company’s Common Stock on the Over-the Counter Bulletin Board was $0.16.

1730 Blake Street, Suite 305  Denver, Colorado 80202 Ph: 303-316-8577  F: 303-316-4116

The Company launched the Offering February 1, 2010 in order to raise much needed capital to implement the Company’s marketing strategy, for operating expenses and for general corporate purposes.  Immediately prior to the First Closing, the Company entered into a Placement Agency Agreement with JTF as placement agent for the Offering.  JTF agreed to act on a best efforts basis with respect to the sale of Convertible Notes in an aggregate principal amount of up to $2,000,000 (with an over-allotment option of up to $1,000,000).  Under the Placement Agency Agreement, JTF was to receive a placement fee equal to 10% of the gross proceeds of the Convertible Notes (including the Convertible Notes issued upon conversion of the Bridge Notes) sold by JTF and a non-accountable expense allowance of 3% of the gross proceeds (giving effect to the conversion of the Bridge Notes into Convertible Notes) of the Offering.  JTF was also to receive reimbursement of its legal expenses related to the Offering of $50,000.1  In addition, once $2,000,000 in Convertible Notes were sold in the Offering, the Company agreed to issue a total of 2,500,000 shares of Common Stock to JTF and gave JTF the right to appoint two persons to the Board of Directors.

Terms of the Convertible Notes

The Convertible Notes have a term of five (5) years and accrue interest at the rate of 10% per annum payable semi-annually in arrears on June 15 and December 15 of each year. Interest is payable, at the option of holders of a majority of the aggregate principal amount of outstanding Convertible Notes, in either cash or additional Convertible Notes. At any given time (prior to the maturity date), holders of the Convertible Notes (the “Noteholders”)  may elect to convert the outstanding principal and accrued interest into shares of Common Stock, at a conversion price of $0.15 per share, subject to certain adjustments.

The Company has the option, after effectiveness of the Registration Statement, to repay all outstanding principal and interest under the Convertible Notes if the volume weighted average price of our shares of Common Stock has exceeded $1.00 for the preceding 30 consecutive trading days.

The Convertible Notes are secured by substantially all of the assets of the Company and our subsidiaries pursuant to a Security Agreement, and Trademark Collateral Assignment and Security Agreements. All obligations under the Convertible Notes are guaranteed by VitaCube Systems, Inc., and XELR8, Inc., the Company's principal subsidiaries pursuant to Guarantees by each of the subsidiaries in favor of the Noteholders.

Closings occurred in connection with the Offering on March 5, 2010 (the “First Closing”), June 7, 2010 (the “Second Closing”), July 2, 2010 (the “Final Closing”) and October 1, 2010 (the “Over-Allotment Closing,” and collectively, the “Closings”).

1 JTF receive an additional $10,000 for reimbursement of legal fees in connection with the Final Offering as disclosed below.

Breakdown of Registration Shares

The Registration Statement registers the resale of a total of 26,858,500 shares of Common Stock (the “Registration Shares”), consisting of (i) 15,185,299 shares issuable upon conversion of Convertible Notes outstanding as of the date of the Registration Statement (the “Current Conversion Shares”), (ii) 9,173,201 shares (the “PIK Shares”) that are potentially issuable in the future as interest paid in kind in lieu of cash interest payments under the outstanding Convertible Notes (“PIK Notes”), assuming that all future interest payments are made in PIK Notes and that all Convertible Notes and PIK Notes are converted at maturity, and (iii) 2,500,000 shares issued to John Thomas Financial, Inc. in connection with the offering of Convertible Notes.

The Company acknowledges that the number of Registration far exceeds the number of outstanding shares of Common Stock of the Company;  however, based on the entire facts and circumstances of the Offering and the Registration Statement, the Company feels strongly that the number of Registration Shares should not be dispositive as to whether the resale of the shares of Common Stock issuable or potentially issuable under the Convertible Notes is really a disguised primary offering for the Company.

The Company has had limited financial options available to it in the past year, due in part to the macroeconomic environment for smaller reporting companies, and at the time, the Offering was the most attractive financing option available.  The stock price during this period has made it difficult to raise the cash needed to operate and transition the Company’s business and ensured that any financing transaction involving the sale of Company securities would, of necessity, cause substantial dilution to the Company’s existing stockholders.  It is also important to note that the PIK Notes which are described to be potentially issuable for 9,173,201 PIK Shares are not currently outstanding.  Instead they are only potentially issuable at the semi-annual interest payment dates at the election of the Noteholders over the five-year terms of the Convertible Notes as follows:

Interest Payment Dates	Maximum Number of PIK Notes That Could be Issued	Number of PIK Shares Issuable under PIK Notes
December 15, 2010	119,389	795,930
June 15, 2011	118,385	789,232
December 15, 2011	124,971	833,138
June 15, 2012	131,236	874,909
December 15, 2012	137,816	918,774
June 15, 2013	143,935	959,567
December 15, 2013	151,942	1,012,949
June 15, 2014	158,688	1,057,922
December 15, 2014	167,516	1,116,775
June 15, 2015	118,347	788,982
July 2, 2015	3754	25,025

The number of selling stockholders and the percentage of the overall offering made by each of the selling stockholders;

The following is a list of the 47 selling stockholders listed in the Registration Statement, along with the number of Current Conversion Shares to which each selling stockholder is currently entitled , the number of PIK shares which could potentially be issued to such selling stockholder in the future and the percentage of the total number of shares percentage of the total number of shares offered by the Registration Statement that each selling stockholder holds or may be entitled to receive in the future.

Shareholder and Name of Person Controlling	Number of Current Conversion Shares	Number of PIK Shares (1)	Total Registration Shares	Percent of Total Registration Shares (2)
Alex Stanyek	200,219	126,432	326,651	1.22%
Andrew Naziris	133,625	84,625	218,250	0.81%
Billy Shurley	102,794	60,973	163,767	0.61%
Charles Chief Boyd	118,995	71,798	190,793	0.71%
Charles Weir	66,812	42,313	109,125	0.41%
Cosimo Cagesse	433,333	272,847	706,180	2.63%
Daniel Derrico	342,648	203,242	545,890	2.03%
Donald Fauth	66,812	42,313	109,125	0.41%
Douglas Schmidli	68,529	40,649	109,178	0.41%
Dozier Williams	166,885	105,445	272,330	1.01%
Edward Kimmelman	166,666	104,942	271,608	1.01%
Flushing 4424 Supermarket(3)	563,333	354,702	918,035	3.42%
Gary Stout	66,666	41,977	108,643	0.40%
Gary Vonglinow	100,219	63,468	163,687	0.61%
Grogan Living Trust(4)	675,981	413,125	1,089,106	4.05%
Herminio Correia	66,666	41,977	108,643	0.40%
Integrated Control Systems(5)	1,062,210	630,049	1,692,259	6.30%
James Mitchell	100,000	62,964	162,964	0.61%
James Reinstein	166,666	104,942	271,608	1.01%
John Thomas Financial Inc.(6)	2,000,000	--	2,000,000	7.45%
Joseph Gibson	102,794	60,973	163,767	0.61%
Juan Rangel	100,000	62,964	162,964	0.61%
Kent Middleton	70,000	44,075	114,075	0.42%
Larry Gershman	66,666	41,977	108,643	0.40%
Lighthouse Capital LTD.(7)	1,250,940	744,170	1,995,110	7.43%
Martin Brennan	102,794	60,973	163,767	0.61%
Michael Brody Pettit	1,652,191	1,043,958	2,696,149	10.04%
Michael Grubman	33,333	20,988	54,321	0.20%
NKD CALL Holdings Corp (8)	500,000	--	500,000	1.86%
Paul Ponte	102,794	60,973	163,767	0.61%
Pete Ballos	171,324	101,621	272,945	1.02%
Peter Francis	123,353	73,167	196,520	0.73%
Peter Malo	342,648	203,242	545,890	2.03%
Philip Guinn	66,666	41,977	108,643	0.40%
Ralph W Gitz	1,704,656	1,024,531	2,729,187	10.16%
Richard Molinsky	345,931	205,790	551,721	2.05%
Robert Fielitz	171,324	101,621	272,945	1.02%
Roger Fenstad	102,794	60,973	163,767	0.61%
Roger Marchman	102,794	60,973	163,767	0.61%
Samuel Arpino	171,324	101,621	272,945	1.02%
Scott Razzano	102,794	60,973	163,767	0.61%
Stephen D. Barnes	100,219	63,468	163,687	0.61%
Steven Mele	150,000	94,447	244,447	0.91%
Steven Rosdal	171,324	101,621	272,945	1.02%
Thomas Warden	100,000	62,964	162,964	0.61%
Timothy Burford	2,715,433	1,650,896	4,366,329	16.26%
William R. Lefever	334,063	211,563	545,626	2.03%
Total	17,627,218	4,282,421	26,858,500	100.00%

The date on which and the manner in which the selling stockholders received the shares and/or the overlying securities;

A Majority of the Outstanding Convertible Notes Have Been Held for Over Six Months.

The following table shows the dollar amount of Convertible Notes sold in each Offering, the Current Conversion Shares currently issuable thereunder and the holding period for such Convertible Notes as October 10, 2010.  The Convertible Notes issued in exchange for outstanding Bridge Notes are listed separately as their holding period for the Bridge Notes would be tacked to that of the Convertible Notes.

Closing	Principal Amount of Convertible Notes Issued	Number of Current Conversion Shares	Approximate Holding Period
First Closing (March 5, 2010)(1)	$1,000,500	6,670,000	7 months
Exchange of Bridge Notes (March 5, 2010)	233,019	1,553,460	8 months
Second Closing (June 7, 2010)	500,000	3,333,333	4 months
Final Closing (July 2, 2010)	500,000	3,333,333	3 months
PIK Notes issued for June 15 Interest Payment	44,276	295,173	2 months
Total	$2,277,795	15,185,299

(1)

Excludes Convertible Notes issued in exchange for Bridge Notes

Thus, $1,233,019 in aggregate principal amount of Convertible Notes, currently convertible into 8,223,460 shares of Common Stock, have been held more than six months, and the underlying shares of Common Stock, if issued upon conversion of such Convertible Notes, would be eligible for resale under Rule 144 of the Securities Act for non-affiliates of the Company.

PIK Notes are not currently outstanding and may not be issued to selling stockholders.

The PIK Notes are not currently outstanding and are only potentially issuable from time to time over the five-year term of the Convertible Notes.  Further, the PIK Notes are only issuable at the option of the holders of a majority of the aggregate principal amount of outstanding Convertible Notes.  The number of PIK Shares above assumes that PIK Notes are issued in kind for cash interest payments totaling approximately $1,420,259 over the term of the Convertible Notes.

The Resale of Registration Shares is for the Benefit of the Selling Stockholders.

The selling stockholders each made representations to the Company in the Offering that they were able to bear the economic risk of their investment, that they were acquiring the Convertible Notes for their own account and without any intent to resell, and that they understood that they must hold the securities indefinitely unless there was an effective registration statement or an exemption from registration was available.  There is no evidence to suggest that those representations were false.  Furthermore, the Company received payment for the Convertible Notes sold in the Closings and the selling stockholders bear the risk of ownership of such securities.

As is customary in private placement transactions such as the Offering, and for the reasons set forth below in this response letter, JTF, on behalf of the selling stockholders, negotiated with the Company for registration rights relating to the securities the selling stockholders would acquire in the Offering.  The registration rights were not for the purpose of conducting an indirect primary offering.  The Company filed the Registration Statement as a result of these negotiated registration rights after the Final Closing, which Registration Statement was filed over five (5) months after the first Convertible Notes were issued in the Offering.  The manner of the original sales, the amount of time that has elapsed since the original sales took place and the nature of the selling stockholders, indicate that none of the selling stockholders was merely acting as a conduit for the Company.  Furthermore, the Convertible Notes and any PIK Notes issued have and will have a fixed conversion price (subject to customary anti-dilution adjustments).

The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company.

Mr. Steve Rosdal was a securityholder of the Company prior to the Offering, beneficially owning a total of 939,915 shares of Common Stock, consisting of 785,915 shares of Common Stock, 104,000 warrants exercisable for Common Stock at an exercise price of $1.50 per share and 50,000 warrants exercisable for Common Stock at an exercise price of $0.65 per share, resulting in beneficial ownership of approximately 6.9% of the outstanding Common Stock of the Company prior to the Offering.  Mr. Rosdal acquired 100,000 shares of Common Stock and 104,000 warrants in a PIPE offering conducted by the Company in March 2007.  Mr. Rosdale acquired 50,000 warrants from an affiliate of the Company.  All other shares held by Mr. Rosdal were acquired in the open market.  Taking into account the number of Current Conversion Shares owned by Mr. Rosdal, he beneficially owns approximately 7% of the outstanding Common Stock of the Company and would not be considered an affiliate of the Company.

Lighthouse Capital Ltd. (“Lighthouse”) and Richard Molinsky each acquired Series A Convertible Promissory Notes (“Bridge Notes”) from the Company in January 2010.  Lighthouse acquired Bridge Notes in the principal amounts of $90,000 on each of January 11 and 23, 2010, and Mr. Molinsky acquired $50,000 in Bridge Notes on January 29, 2010, for an aggregate of $230,000 in principal amount outstanding under the Bridge Notes.  The Bridge Notes, which were scheduled to mature two years after issuance, accrued interest at the rate of ten percent (10%) per annum, and were convertible at any time into shares of Common Stock at a rate of $0.15 per share.   In connection with the First Closing, all principal and interest outstanding under the Bridge Notes ($233,019 in the aggregate) was converted into Convertible Notes.  In connection with the conversion of Bridge Notes into Convertible Notes, Lighthouse and Mr. Molinsky were given the right, collectively, to appoint two members of the Company’s Board of Directors; however they have not yet named their Board designees.  Taking into account the number of Current Conversion Shares owned by each of Lighthouse and Mr. Molinsky, they beneficially own approximately 11% and 3%, respectively, of the outstanding Common Stock of the Company.  Even with the right to designate Board designees, Lighthouse and Mr. Molinsky should not be viewed as affiliates of the Company.

In December 2009, JTF became the Company’s exclusive financial advisor under the IB Agreement, under which it was agreed, among other things, that JTF would be the placement agent with respect to the Offering.    The Company agreed to issued JTF 2,500,000 in Common Stock (the “Compensation Shares”) upon sale of $2,000,000 in Convertible Notes.  In addition, under the Placement Agency Agreement, the Company gave JTF the right to designate two members of our Board of Directors.  JTF designated Mr. Kevin Sherman and Mr. Milton Makris, who were appointed to the Board effective March 3, 2010 and March 5, 2010, respectively.  After the issuance of the Compensation Shares to JTF in connection with the Final Closing, JTF owned approximately 10% percent of the outstanding Common Stock of the Company.  It is possible that due to the ownership interest of JTF and the right to name board designees after the Final Closing that JTF could now be considered an affiliate of the Company.

The Company did not have any relationship with any of the selling stockholders other than Mr. Rosdal, Lighthouse, Mr. Molinsky and JTF prior to the Offering.  The Company does not have an underwriting relationship with any of the selling stockholders.

Any relationships among the selling stockholders;

NKD CALL Holdings Corp. (“NKD”) is owned by an employee of JTF and received its shares from JTF immediately after the issuance of the Compensation Shares in the Final Closing.  Other than this relationship, the Company is not aware of any other relationships among the selling stockholders.

The dollar value of the shares registered in relation to the proceeds that the company received from each selling stockholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholder and/or its affiliates in fees or other payments;

The following table provides the information requested.   We have included the amount of interest which would be foregone by the selling shareholders in order to acquire the PIK Notes.  The last column, “Net Benefit to Company” is the difference between the total consideration received or to be received for the Conversion Shares and PIK Shares and the total market price of such shares (calculated using the market price of the Company’s Common Stock on the date of issuance of the original Convertible Notes).

Company	Original Principal Amount of Convertible Notes	Interest to Accrue Under Convertible Notes and PIK Notes	Total Consideration Received by Company (Principal + Foregone Interest)	Current Conversion Shares and PIK Shares (@ $0.15)	Market Price/ Share @ Issue	Market Value at Issue	Net Benefit to Company
Samuel Arpino	$25,000	$15,942	$40,942	272,945	0.20	$54,589	$(13,647)
Pete Ballos	25,000	15,942	40,942	272,945	0.20	54,589	(13,647)
Charles Chief Boyd	12,500	7,971	20,471	136,472	0.20	27,294	(6,824)
Martin Brennan	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Timothy Burford	250,000	159,418	409,418	2,729,451	0.20	545,890	(136,473)
Daniel Derrico	50,000	31,884	81,884	545,890	0.20	109,178	(27,294)
Roger Fenstad	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Robert Fielitz	25,000	15,942	40,942	272,945	0.20	54,589	(13,647)
Peter Francis	18,000	11,478	29,478	196,520	0.20	39,304	(9,826)
Joseph Gibson	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Ralph W Gitz	200,000	127,534	327,534	2,183,561	0.20	436,712	(109,178)
Peter Malo	50,000	31,884	81,884	545,890	0.20	109,178	(27,294)
Roger Marchman	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Paul Ponte	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Scott Razzano	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Steven Rosdal	25,000	15,942	40,942	272,945	0.20	54,589	(13,647)
Douglas Schmidli	10,000	6,377	16,377	109,178	0.20	21,836	(5,459)
Billy Shurley	15,000	9,565	24,565	163,767	0.20	32,753	(8,188)
Integrated Control Systems	155,000	98,839	253,839	1,692,259	0.20	338,452	(84,613)
Grogan Living Trust	50,000	31,884	81,884	545,890	0.20	109,178	(27,294)
Carl Casserta d.b.a. Lighthouse Capital	182,540	116,727	299,267	1,995,110	0.20	399,022	(99,755)
Richard Molinsky	50,479	32,279	82,758	551,721	0.20	110,344	(27,586)
Stephen D. Barnes	15,000	9,553	24,553	163,687	0.15	24,553	-
Timothy Burford	150,000	95,532	245,532	1,636,878	0.15	245,532	-
Donald Fauth	10,000	6,369	16,369	109,125	0.15	16,369	-
Ralph Gitz	50,000	31,844	81,844	545,626	0.15	81,844	-
William R. Lefever	50,000	31,844	81,844	545,626	0.15	81,844	-
Andrew Naziris	20,000	12,738	32,738	218,250	0.15	32,738	-
Michael Brody Pettit	150,000	95,532	245,532	1,636,878	0.15	245,532	-
Alex Stanyek	15,000	9,553	24,553	163,687	0.15	24,553	-
Gary Vonglinow	15,000	9,553	24,553	163,687	0.15	24,553	-
Charles Weir	10,000	6,369	16,369	109,125	0.15	16,369	-
Dozier Williams	15,000	9,553	24,553	163,687	0.15	24,553	-
Flushing 4424 Supermarket	84,500	53,205	137,705	918,035	0.22	201,968	(64,262)
Cosimo Cagesse	65,000	40,927	105,927	706,180	0.22	155,360	(49,432)
Steven Mele	22,500	14,167	36,667	244,447	0.22	53,778	(17,111)
Edward Kimmelman	25,000	15,741	40,741	271,608	0.22	59,754	(19,013)
Herminio Correia	10,000	6,296	16,296	108,643	0.22	23,901	(7,605)
Larry Gershman	10,000	6,296	16,296	108,643	0.22	23,901	(7,605)
Grogan Living Trust	50,000	31,482	81,482	543,216	0.22	119,508	(38,025)
Gary Stout	10,000	6,296	16,296	108,643	0.22	23,901	(7,605)
James Mitchell	15,000	9,445	24,445	162,964	0.22	35,852	(11,407)
Thomas Warden	15,000	9,445	24,445	162,964	0.22	35,852	(11,407)
Kent Middleton	10,500	6,611	17,111	114,075	0.22	25,097	(7,985)
Philip Guinn	10,000	6,296	16,296	108,643	0.22	23,901	(7,605)
Charles Chief Boyd	5,000	3,148	8,148	54,321	0.22	11,951	(3,802)
Michael Brody Pettit	97,500	61,391	158,891	1,059,271	0.22	233,040	(74,149)
Juan Rangel	15,000	9,445	24,445	162,964	0.22	35,852	(11,407)
James Reinstein	25,000	15,741	40,741	271,608	0.22	59,754	(19,013)
Alex Stanyek	15,000	9,445	24,445	162,964	0.22	35,852	(11,407)
Michael Grubman	5,000	3,148	8,148	54,321	0.22	11,951	(3,802)
Dozier Williams	10,000	6,296	16,296	108,643	0.22	23,901	(7,605)

Total	$2,233,519	$1,420,259	3,653,778	24,358,500		$4,707,530	$(1,053,753)

The discount at which the selling stockholders will purchase the common stock underlying the convertible notes upon conversion or exercise.

The conversion rate of the Convertible Notes is fixed at $0.15 for Convertible Notes issued in the Offering as well as for any additional PIK Notes that are issued in the future.  We have calculated and presented below the potential discounts and “profits” that may be obtained by investors in connection with the Offering based on the assumptions mandated in your Comment Letter; however, it is impossible to determine what the actual discount to market will be for any Common Stock issued upon conversion of the Convertible Notes or the PIK Notes should they be issued.  The discount, if any, could only be determined at the time of such conversion, based on the market price of the Common Stock on the date thereof.

Whether or not the selling stockholders are in the business of buying and selling securities.

Other than JTF and NKD, to our knowledge none of the selling stockholders are in the business of buying and selling securities.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Stockholders

9.

Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether - based on information obtained from the selling stockholders - any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following additional information:

-

the date on which each such selling stockholder entered into that short position; and

-

the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the Note Financing and the filing of the registration statement (e.g., before or after the announcement of the Note Financing, before the filing or after the filing of the registration statement, etc.).

The Company has the intention to make all payments on the Convertible Notes; provided, however, the election by Noteholders to receive their December 2010 interest payments in the form of additional notes is necessary for the Company to continue to execute its business plan, and therefore continue as a going concern.  Additional disclosure will be provided in the amended Registration Statement to address this contingency.   While the Company believes it will have the ability to make future interest payments on the Convertible Notes in cash based on its internal projections, the Company’s ability to make such payments remains subject to certain risks described in the Registration Statement, including the requirement that additional financing may be necessary.

To the Company’s knowledge, none of the selling stockholders has any existing short position in the Common Stock.

We thank you for your attention to this letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at 303-336-1425.

Very truly yours,

/s/ John D. Pougnet

John D. Pougnet

Chief Financial Officer

cc:

Michelle H. Shepston

Davis, Graham & Stubbs LLP